UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Belladinas Easley LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    South Carolina

    Date of organization
    August 5, 2020

Physical address of issuer
101 S. Hudson St , Greenville , SC 29601

Website of issuer
https://belladinas.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$44,600.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$35,750.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$18,200.00	$0.00


May 2, 2022

FORM C-AR

Belladinas Easley LLC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Belladinas Easley LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://belladinas.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY...6
SUMMARY...6
    The Business...6
    The Business...6
RISK FACTORS...6
RISK FACTORS...6
    Risks Related to the Company's Business and Industry...6
    Risks Related to the Company's Business and Industry...6
BUSINESS...11
BUSINESS...11
    Description of the Business...11
    Description of the Business...11
    Business Plan...11
    Business Plan...11
    History of the Business...11
    History of the Business...11
    The Company's Products and/or Services...11
    The Company's Products and/or Services...11
    Competition..11
    Competition..11
    Supply Chain and Customer Base..12

Supply Chain and Customer Base...12
Intellectual Property...12
Intellectual Property...12
Governmental/Regulatory Approval and Compliance...12
Governmental/Regulatory Approval and Compliance...12
Litigation...12
Litigation...12
Other...12
Other...12
DIRECTORS, OFFICERS AND EMPLOYEES...12
DIRECTORS, OFFICERS AND EMPLOYEES...12
Directors..12
Directors..12
Officers of the Company...13
Officers of the Company...13
Employees...13
Employees...13
CAPITALIZATION AND OWNERSHIP...13
CAPITALIZATION AND OWNERSHIP...13
Capitalization..14
Capitalization..14
Ownership...15
Ownership...15
FINANCIAL INFORMATION..15
FINANCIAL INFORMATION..15
Operations...15
Operations...15
Liquidity and Capital Resources..15
Liquidity and Capital Resources..15
Capital Expenditures and Other Obligations...16
Capital Expenditures and Other Obligations...16
Material Changes and Other Information..16
Material Changes and Other Information..16
Trends and Uncertainties..16
Trends and Uncertainties..16
Restrictions on Transfer..16
Restrictions on Transfer..16
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............16
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............16
Related Person Transactions...16
Related Person Transactions...16
Conflicts of Interest..16
Conflicts of Interest..16
OTHER INFORMATION...17
OTHER INFORMATION...17
Bad Actor Disclosure...17
Bad Actor Disclosure...17
EXHIBITS...19
EXHIBITS...19
EXHIBIT A...20

EXHIBIT A...20

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Belladinas Easley LLC (the "Company") is a South Carolina Limited Liability Company, formed on August 5, 2020.

The Company is located at 101 S. Hudson St , Greenville , SC 29601.

The Company's website is https://belladinas.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Belladina's Easley will be a part of the larger Silos Easley project, bringing a group of food and drink offerings together in a communal setting for a new "food and brew hall" experience in downtown Easley, SC.

RISK FACTORS

Risks Related to the Company's Business and Industry

Financial Forecasts Risks
The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Belladina's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

You Might Lose Your Money

Buying a Note is not guaranteed or insured to protect from loss. The ability of Belladina's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Belladina's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Belladina's core business or the inability to compete successfully against other competitors could negatively affect Belladina's financial performance.

Changes in Economic Conditions Could Hurt Belladina's
Factors like Covid-19, global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Belladina's financial performance or ability to continue to operate. In the event Belladina's ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

Inability to Sell Your Investment
The law prohibits you from selling your securities (except in certain very limited circumstances) for twelve months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there is no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Belladina's nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Offering Information
Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Regulation Crowdfunding does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses
Although Belladina's will carry some insurance, Belladina's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very

difficult or impossible to insure against, at least at a reasonable cost. Therefore, Belladina's could incur an uninsured loss that could damage its business.

Lack of Ongoing Information

Belladina's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Belladina's; and Belladina's is allowed to stop providing annual information in certain circumstances.

Conflict of Interest with Companies and Their Management

In many ways, your interests and the interests of Belladina's management will coincide. For example, you both want Belladina's to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want Belladina's to spend conservatively to make sure they are best equipped to repay the Note obligations, while Belladina's might prefer to spend aggressively to invest in growing the business.

Future Investors Might Have Superior Rights

If Belladina's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Reliance on Management

As a securities holder, you will not be able to participate in Belladina's management or vote on and/or influence any managerial decisions regarding Belladina's. Furthermore, if the founders or other key personnel of Belladina's were to leave Belladina's or become unable to work, Belladina's (and your investment) could suffer substantially.

The Company Might Need More Capital

Belladina's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that do not adversely affect your interests as an investor. If Belladina's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or

management), which is responsible for monitoring the company's compliance with the law. Belladina's will not be required to implement these and other investor protections.

You Do Have a Downside
Conversely, if Belladina's fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured
The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Have a Limited Upside
Notes include a maximum amount you can receive. You cannot receive more than that even if Belladina's is significantly more successful than your initial expectations.

Changes in Laws
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Belladina's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Lack of Guaranty
The Notes are not personally guaranteed by any of the founders or any other person.

Subordination
The Notes shall be subordinated to all indebtedness of Belladina's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact
The ongoing COVID-19 pandemic may impact Belladina's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, Belladina's cannot guarantee that it will resume operations in the future.

Limited Services
Belladina's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Payments and Return Are Unpredictable
Because your payments are based on the revenue of Belladina's, and the revenue of Belladina's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Business Decision Risks
Potito Leccese owns 100% of the company and will be able to make decisions on behalf of the company without the input of other investors.

Key Employee Risks
Joseph and Potito will all be involved in Belladina's Hudson LLC in a part-time capacity. While they will employ team members they deem qualified and capable to perform all the needed work when they are not at the Belladina's Hudson LLC location, this may create additional risk to the outcomes of the location.

Regulations and Licensing
Governmental regulation may adversely affect the Issuer's ability to open the restaurant or otherwise adversely affect the business, financial condition and results of operations. The Issuer will be subject to various federal, state and local regulations, including those relating to the preparation and sale of food. Our restaurant is also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurant, which could delay planned restaurant opening.

Potential Threat of Litigation
Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Belladina's. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

New Entity Risk

Belladina's Easley LLC is a newly formed entity that has yet to generate any revenue or profit; this offering is for a new entity, not the currently operating restaurant; and management will be dividing time between other restaurants.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Belladina's Easley will be a part of the larger Silos Easley project, bringing a group of food and drink offerings together in a communal setting for a new "food and brew hall" experience in downtown Easley, SC.

Business Plan

Italian family cooking Italian food. The plan is to build on the foundation and experience the Leccese family has in owning and operating authentic Italian restaurants. This new location will provide the same recipes and similar menu to Belladina's in downtown Greenville, SC, and will feature open-air seating to give everyone a safe, quality dining experience. Belladina's Easley will be a part of the larger Silos Easley project, bringing a group of food and drink offerings together in a communal setting for a new "food and brew hall" experience in downtown Easley, SC. Many of the historic features of the silos and train cars will be incorporated into the setting, while fully redeveloping the space as a community gathering hub.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

N/A

N/A

Competition

The Company's primary competitors are Local and franchise pizza restaurants.

The markets in which our products will be sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known franchise competitors. In our markets and in the restaurant industry, we compete against other well-known brands and restaurant types. Product quality, performance, value and location are also important differentiating factors.

Supply Chain and Customer Base

N/A

N/A

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 101 S. Hudson St , Greenville , SC 29601

The Company has the following additional addresses:

The Company conducts business in All 50 States .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Potito Leccese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Belladina's Hudson LLC, Manager. Part-time. 8/14/20 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Beautiful Co. Salon, Greenville, SC, Stylist. January 2018 – Current Urban Nirvana, Greenville, SC, Stylist. January 2012 – December 2017

Education

Megan is responsible for the operations and marketing of the Belladina's Easley family business. She is directly supported by her father-in-law, Potito, and husband, Joseph, who have both been involved in ownership in prior restaurant ventures and are involved in the day-to-day activities of Belladina's Easley, LLC.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in South Carolina, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the notes cannot be changed except by approval of the company and majority in interest of note holders.

Type of security	Revenue Sharing Notes/Bonds
Amount outstanding	35,750
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	none

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Reg CF revenue sharing note holders
Amount outstanding	$35,750.00
Interest rate and payment schedule	1.5x multiple
Amortization schedule	n/a
Describe any collateral or security	none

The total amount of outstanding debt of the company is $35,750.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Notes/Bonds	35,750	$35,750.00	equipment	October 18, 2020	Regulation CF

Ownership

Megan Leccese: 100%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

As a new entity, there are no historic revenues or costs. The anticipated future operational milestones are primarily (1) renovation and build-out completion of the location at Silos targeted for Spring 2022. Renovation is partly dependent on resources and contractors not directly associated with the company and will affect opening if there are construction delays. Kitchen and service area will require capital expenditure for all items outlined in the use of proceeds. Any delays in construction or issues with manufacturers, shipping, and/or suitable alternatives could negatively affect opening and revenue generation.

Open the location and begin producing revenue.

Liquidity and Capital Resources

On October 18, 2020 the Company conducted an offering pursuant to Regulation CF and raised $35,750.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Megan Leccese
(Signature)

Megan Leccese
(Name)

Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Belladina's Easley, LLC
Statements of Financial Position
Jan 1 2021 through Dec 31 2021 (unaudited)

		2021
RENT ASSETS:		
Cash and cash equivalents	$	0
Trade Accounts Receivable		0
Inventory		0
Prepaid expenses and other current assets		0
Total Current Assets		0
PERTY AND EQUIPMENT:		
Net Property and Equipment		44,600
TOTAL ASSETS	$	44,600
RENT LIABILITIES:		
Current Portion of Long-Term Debt	$	0
Accounts Payable		0
Accrued Expenses		0
Credit Cards Payable		0
Total Current Liabilities		0
ERRED TAX LIABILITY		-
G-TERM LIABILITIES		35,750
TOTAL LIABILITIES		35,750
BER'S EQUITY		8,850
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	44,600

Belladina's Easley, LLC
Statements of Operations
Jan 1 2021 through Dec 31 2021 (unaudited)

		2021
SALES	$	0
COST OF SALES		0
GROSS PROFIT		0
OPERATING EXPENSES:		
Advertising		0
Bank Service Charges		0
Credit Card Fees		0
Depreciation		0
Insurance		0
Legal and Accounting		0
Miscellaneous		0
Payroll Taxes		0
Rent		12,000
Repairs and Maintenance		4,400
Supplies		0
Travel		0
Utilities		1,800
Wages		0
Total Operating Expenses		18,200
NET OPERATING INCOME	$	(18,200)
OTHER INCOME/(EXPENSES)		
Interest income		0
Interest expense		0
TOTAL OTHER INCOME/(EXPENSES)		0
NET INCOME BEFORE TAXES	$	(18,200)
INCOME TAXES:		
Current		-
Deferred		-
NET INCOME	$	(18,200)

Belladina's Easley, LLC
Statement of Cash Flow
Jan 1 2021 through Dec 31 2021 (unaudited)

	2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (18,200)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Deferred Income Taxes	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	(18,200)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(44,600)
Net Cash Flows From Investing Activities	(44,600)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Revenue Sharing Notes	35,750
Member's Withdrawals	27,050
Net Cash Flows From Financing Activities	62,800
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	$ -

Belladina's Easley, LLC
Statements of Member's Equity
Jan 1 2021 through Dec 31 2021 (unaudited)

		2021
MEMBER'S EQUITY - BEGINNING	$	27,050
Net Income	$	(18,200)
Member's Withdrawals		-
MEMBER'S EQUITY - ENDING	$	8,850

BELLADINAS EASLEY, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BELLADINAS EASLEY, LLC ("the Company") was incorporated on August 5, 2020 under the laws of the State of South Carolina, and is headquartered in Greenville, South Carolina. The Company is a family-owned pizzeria with a goal of providing authentic, Italian foods and a high level of service in a casual, community environment.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes revenue in accordance with the following core principles of the Accounting Standards Codification Section 606:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not yet commenced its principal operations; thus, no revenue has been recognized, however expects the majority of its revenue transactions to be consummated at the time of payment from its retail customers.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of November 12, 2020, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

NOTE 2— GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced operations as of December 31, 2021 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for the duration of 2020 and future years.

NOTE 4 – EQUITY STRUCTURE AND RELATED PARTY TRANSACTIONS

The Company is a single-member LLC, with 100% of outstanding ownership rights held by the owner, Megan Leccese.

There are no related party transactions as of December 31, 2021.

I, _Megan Leccese_____, certify that:

(1) The financial statements of _Belladina's llc_____ included in this Form are true and complete in all material respects; and

(2) The tax return information for the company reflects accurately the information reported on the tax return for the company filed for the fiscal year ended December 31, NA_____. Namely total income of $ NA_____, taxable income of $ NA_____, and total tax of $ NA_____.

Signature: _____

Printed Name: _Megan Leccese_____

Title: _Owner_____

Date: _4/30/2022_____